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                             January 9, 2024

       Xiaodong Chen
       Chief Executive Officer
       Blue Hat Interactive Entertainment Technology
       7th Floor, Building C, No. 1010 Anling Road
       Huli District, Xiamen, China 361009

                                                        Re: Blue Hat
Interactive Entertainment Technology
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed December 29,
2023
                                                            File No. 333-274893

       Dear Xiaodong Chen:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 1, 2023 letter.

       Amendment No. 1 to Form F-3 filed December 29, 2023

       Prospectus Summary, page 1

   1.                                                   We note your response
to prior comment 4 and reissue in full.
       Risk Factors, page 9

   2.                                                   We note your response
to prior comment 7. Given the Chinese government   s significant
                                                        oversight and
discretion over the conduct and operations of your business, please revise to describe any material
impact that intervention, influence, or control by the Chinese government has or may
have on your business or on the value of your securities. Highlight separately the risk
that the Chinese government may intervene or influence your
                                                        operations at any time,
which could result in a material change in your operations and/or the value of your
securities. Also, given recent statements by the Chinese government indicating an intent to
exert more oversight and control over offerings that are conducted
 Xiaodong Chen
Blue Hat Interactive Entertainment Technology
January 9, 2024
Page 2
      overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term
         control    (including the terms    controlling,       controlled by,
 and    under common control
      with   ) means    the possession, direct or indirect, of the power to
direct or cause the
      direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
       Please contact Gregory Herbers at 202-551-8028 or Evan Ewing at 202-551-5920 with any questions.



                                                            Sincerely,
FirstName LastNameXiaodong Chen
                                                      Division of Corporation
Finance
Comapany NameBlue Hat Interactive Entertainment Technology
                                                      Office of Manufacturing
January 9, 2024 Page 2
cc:       Elizabeth Fei Chen
FirstName LastName